EXHIBIT 99.14

CONSENT OF SRK CONSULTING (CANADA) INC.

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2019 of Equinox Gold Corp.

SRK CONSULTING (CANADA) INC.

By:	/s/ Dylan MacGregor

Name: Dylan MacGregor
Title: Principal Consultant

Dated: May 13, 2020